Exhibit 99.1

Reebonz Receives Nasdaq Notice of Non-compliance;

Intends to Request Hearing

SINGAPORE, 4 MARCH 2020 — Reebonz Holding Limited (the “Company” or “Reebonz;” Nasdaq: RBZ), a leading online luxury marketplace and platform in Asia Pacific, announced today that it received formal notice from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”), dated February 27, 2020, indicating that the Company’s ordinary shares would be subject to delisting from The Nasdaq Global Market based upon the Company’s non-compliance with the continued listing requirement of maintaining a minimum Market Value of Publicly Held Shares (“MVPHS”) of at least $15,000,000, as set forth in Nasdaq Listing Rule 5450(b)(3)(C), unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the “Panel”).

Accordingly, the Company intends to request a hearing before the Panel on a timely basis, which will automatically stay any suspension or delisting action pending the hearing and the expiration of any additional extension period granted by the Panel following the hearing. At the hearing, the Company intends to present its plan to regain compliance with all applicable criteria for continued listing. However, there can be no assurance that the Panel will determine to continue the Company’s listing, or that the Company will be able to evidence compliance with all applicable listing criteria within the period of time that may be granted by the Panel under the Listing Rules, which period may not exceed August 25, 2020.

Forward-Looking and Cautionary Statements

Certain statements made in this release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Reebonz’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the ability to regain and maintain Nasdaq’s continued listing standards; Reebonz’s ability to manage growth; the reaction of Reebonz customers and suppliers to its business combination; rising costs adversely affecting Reebonz’s profitability; potential litigation involving Reebonz’s intellectual property; and general economic and market conditions impacting demand for Reebonz’s products. See the risk factors disclosed in Reebonz’s most recently filed effective registration statement, filed with the SEC on November 9, 2019 for additional risks. Reebonz does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About Reebonz:

Headquartered in Singapore, Reebonz is the trusted online platform for buying and selling a wide range of luxury products. Reebonz makes luxury accessible by giving our members more from the world of luxury through Reebonz.com and Reebonz Closets app—a standalone C2C platform that allows customers to buy and sell their pre-owned items to a community of over 5.5 million members. With an easy shopping experience, members can enjoy convenient access to new and pre-owned luxuries curated from all around the world. Reebonz has offices located in Australia, Hong Kong, Indonesia, Malaysia, South Korea, Thailand, and Taiwan.

For investor and media inquiries, please contact:
Reebonz Holding Limited | ir@reebonz.com

For more information on Reebonz, please visit www.reebonz.com

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